                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

              Under the Securities Exchange Act of 1934 (the "Act")

                               (Amendment No. 14)

                                AMREP Corporation
                                -----------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    032159105
                                   ----------
                                 (CUSIP Number)

                              Nicholas G. Karabots
                                  P.O. Box 736
                            Fort Washington, PA 19034
                                 (215) 643-5800

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.



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
CUSIP No. 032159105
--------------------------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Nicholas G. Karabots
--------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group            (a) [   ]      (b) [   ]
--------------------------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------------------------
4. Source of Funds     PF
--------------------------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------------------------
6. Citizenship or Place of Organization     U.S.A.
--------------------------------------------------------------------------------------------------
Number of                7. Sole Voting Power         3,375,333
Shares                  --------------------------------------------------------------------------
Beneficially             8. Shared Voting Power       0
Owned by                --------------------------------------------------------------------------
Each                     9. Sole Dispositive Power    3,375,333
Reporting               --------------------------------------------------------------------------
Person With             10. Shared Dispositive Power  0

--------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person     3,375,333
--------------------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]
--------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     51.4%
--------------------------------------------------------------------------------------------------
14. Type of Reporting Person     IN
--------------------------------------------------------------------------------------------------

CUSIP No. 032159105
--------------------------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Glendi Publications, Inc. 59-2235938
--------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group            (a) [   ]     (b) [   ]
--------------------------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------------------------
4. Source of Funds     Not Applicable
--------------------------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------------------------
6. Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------------------------
Number of
Shares                   7. Sole Voting Power        1,471,180
Beneficially            --------------------------------------------------------------------------
Owned by                 8. Shared Voting Power      0
Each                    --------------------------------------------------------------------------
Reporting                9. Sole Dispositive Power   1,471,180
Person With             --------------------------------------------------------------------------
                        10. Shared Dispositive Power 0
--------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,471,180
--------------------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]
--------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     22.4%
--------------------------------------------------------------------------------------------------
14. Type of Reporting Person     CO
--------------------------------------------------------------------------------------------------

CUSIP No. 032159105
--------------------------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Kappa Media Group, Inc. 23-3047713
--------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group            (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------------------------
4. Source of Funds     Not Applicable
--------------------------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------------------------
6. Citizenship or Place of Organization     Pennsylvania
--------------------------------------------------------------------------------------------------
Number of
Shares                   7. Sole Voting Power         410,000
Beneficially            --------------------------------------------------------------------------
Owned by                 8. Shared Voting Power       0
Each                    --------------------------------------------------------------------------
Reporting                9. Sole Dispositive Power    410,000
Person With             --------------------------------------------------------------------------
                        10. Shared Dispositive Power  0
--------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person     410,000
--------------------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]
--------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     6.2%
--------------------------------------------------------------------------------------------------
14. Type of Reporting Person     CO
--------------------------------------------------------------------------------------------------

     This Amendment No. 14 to Schedule 13D ("Amendment No. 14") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Nicholas G. Karabots on Amendment No. 13 to Schedule 13D filed on November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to
Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to
Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994, all of which relate to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). In the event that any disclosure contained in this Amendment No. 14 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 14.

Item 3. Source and Amounts of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended by adding four new paragraphs following the last paragraph of Item 3 to read as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 39,200 shares of Common Stock on December 6, 2001 pursuant to a Share Purchase Agreement (the "December 6th Agreement"), dated December 6, 2001, between Mr. Karabots on the one hand and John D. Morrissey ("Mr. Morrissey") on the other hand, for an aggregate purchase price of $254,800.00, or $6.50 per share. A copy of this agreement is attached hereto as Exhibit P and is incorporated herein by reference. Mr. Karabots purchased these shares using his personal funds.

     Mr. Karabots entered into a Share Purchase Agreement (the "December 13th Agreement"), on December 13, 2001, between Mr. Karabots on the one hand and Ruth Berliner ("Ms. Berliner") on the other hand for the purchase of 48,100 shares of Common Stock (the "Berliner Shares"). Mr. Karabots acquired the Berliner Shares, directly, on January 4, 2002 in accordance with the December 13th Agreement for an aggregate purchase price of $312,650.00, or $6.50 per share, using his personal funds. A copy of this agreement is attached hereto as Exhibit Q and is incorporated herein by reference.

     Mr. Karabots acquired beneficial ownership of an aggregate of 41,300 shares of Common Stock on December 17, 2001 pursuant to two Share Purchase Agreements (the "Agreements"), both dated December 17, 2001, between Mr. Karabots on the one hand and Doris A. Morrissey and Mr. Morrissey (collectively, the "Sellers") on the other hand, for an aggregate purchase price of $268,450.00, or $6.50 per share. Copies of these agreements are attached hereto as Exhibits R and S and both are incorporated herein by reference. Mr. Karabots purchased these shares using his personal funds.

     Mr. Karabots transferred 322,100 shares of Commom Stock as a bona fide gift to The Karabots Foundation, a private non-profit corporation of which Mr. Karabots is the foundation Manager and one of two directors (the "Foundation"), on December 31, 2001.

Item 4. Purpose of the Transaction.

     Item 4 of the Statement is hereby amended by replacing the second sentence of the first paragraph in its entirety with the following:

     Mr. Karabots now beneficially owns approximately 51.4% of the outstanding Common Stock through direct and indirect holdings.

Item 5. Interest in Securities of the Company.

     Item 5 of the Statement is hereby amended by deleting paragraphs (a) and
(b) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 3,375,333 shares of the Common Stock reported on this Statement, which shares represent approximately 51.4% of the outstanding shares of the Common Stock./1/ Mr. Karabots beneficially owns 1,172,053 of such shares of the Common Stock directly, 1,471,180 of such shares indirectly through Glendi, 410,000 of such shares indirectly through Kappa, and the remaining 322,100 of such shares indirectly through the Foundation. In addition, 2,500 of the shares of Common Stock of the Company beneficially owned by Mr. Karabots represent options to purchase Common Stock which are currently exercisable, and 48,100 shares are held beneficially by Mr. Karabots, in the meaning of Rule 13d-3(d)(1).

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 3,375,333 shares of the Common Stock reported on this Statement, other than the Berliner Shares, over which Ruth Berliner will continue to have sole voting power until such shares are sold.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.


     Item 6 of the Statement is hereby amended by adding a new eighth, ninth, tenth and eleventh paragraph by inserting the following four paragraphs immediately after the seventh paragraph and before the last paragraph:

     On December 6, 2001, Mr. Karabots purchased an aggregate of 39,200 shares of the Common Stock for an aggregate purchase price of $254,800.00 or $6.50 per share pursuant to the December 6th Agreement with Mr. Morrissey. A copy of this agreement is attached hereto as Exhibit P and is incorporated herein by reference.


     On December 13, 2001, Mr. Karabots and Ms. Berliner entered into the December 13th Agreement, which provided for the purchase of the Berliner Shares for an aggregate purchase price of $312,650 or $6.50 per share. Mr. Karabots purchased the Berliner Shares directly on January 4, 2002. A copy of this agreement is attached hereto as Exhibit Q and is incorporated herein by reference.

     On December 17, 2001, Mr. Karabots purchased an aggregate of 41,300 shares of the Common


--------
1 The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of December 10, 2001, reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ending October 31, 2001, stated therein as amounting to 6,573,586.

Stock for an aggregate purchase price of $268,450.00, or $6.50 per share pursuant to the Agreements with each Seller. Copies of these agreements are attached hereto as Exhibit R and S and both are incorporated herein by reference.

On December 31, 2001, Mr. Karabots transferred 322,100 shares of Common Stock as a bona fide gift to the Foundation.

Item 7. Material Filed as Exhibits.

     Item 7 of the Statement is hereby amended by adding five new paragraphs following the last paragraph of Item 7 as follows:

     P. Share Purchase Agreement, dated December 6, 2001, by and between Nicholas G. Karabots and John D. Morrissey.

     Q. Share Purchase Agreement, date December 13, 2001, by and between Nicholas G. Karabots and Ruth Berliner.

     R. Share Purchase Agreement, dated December 17, 2001, by and between Nicholas G. Karabots and John D. Morrissey.

     S. Share Purchase Agreement, dated December 17, 2001, by and between Nicholas G. Karabots and Doris A. Morrissey.

     T. Joint Filing Agreement, dated January 4, 2002, by and between Nicholas
G. Karabots, Glendi Publications, Inc., and Kappa Media Group, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 2002
                                                /s/ Nicholas G. Karabots
                                                ----------------------------
                                                Nicholas G. Karabots



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                GLENDI PUBLICATIONS, INC.

Date:  January 4, 2002
                                                /s/ Nicholas G. Karabots
                                                ----------------------------
                                                Nicholas G. Karabots, Chairman



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                KAPPA MEDIA GROUP, INC.

Date:  January 4, 2002
                                                /s/ Nicholas G. Karabots
                                                -----------------------------
                                                Nicholas G. Karabots, Chairman